Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On December 17, 2010, Southwest Airlines Co. posted a webcast and transcript of presentations given at the Southwest Airlines Investor Day. The transcript is included below.

Marcy Brand: (Audio begins in progress) …expectations and projections. They are not guarantees of future performance and a variety of factors could cause actual results to differ materially. Today’s presentations will also include references to non-GAAP results. Therefore, please see the Investor Relations section of Southwest.com for further information regarding these forward-looking statements and for your reconciliation of non-GAAP results to GAAP results.

So with that, I will pass it over to Gary.

Gary Kelly: Didn’t she do that well? That was the deal that I made with Marcy. Marcy, you have to do all of that stuff, so thank you for doing that. Thanks, Marcy. Thanks, everybody, for being here. It’s a great time of year and I hope that you’re having a terrific holiday season. It is really wonderful to see so many old friends and I appreciate everyone being here, but thank you all, in particular, and it’s always great, of course, to have new blood joining our industry. It’s a tough industry; it’s a very tough business.

I’ve been at Southwest almost a quarter of a century now and as have many of my colleagues here today, and I am unashamed to tell you that we’re very proud to be a part of Southwest Airlines. We think Southwest is a great company; we think it’s different. Hope you do too, and we certainly appreciate again all of our very strong relationships over the years, but we think we have a good story and thought this was a good time to get back together with you guys.

We were last here in New York, at least for Investor Day back in 2007, and at that time, we laid out what we felt like was a three-year strategic plan, and so we felt that even before the AirTran deal, we felt that 2010 would be an appropriate time to get back together to tell you how we’ve performed compared to the goals we laid out in 2007. And I think more importantly, that will set the stage to talk about what we want to do next. A lot of that is already known to you, but hopefully, we can provide a little bit more depth this morning and we’ll do our best to answer some — what questions that you all have.

I’m going to do a very quick overview. Bob Jordan is going to take the podium and cover our 2007 strategies, plans and results, and then also talk about what we intend to accomplish over the next three to five years. Laura is then going to take the podium and she’s going to put all of that into financial results since 2007 and talk about some of our expectations and assumptions going forward. Then we’re going to take a break, Marcy, I think, and come back at lunchtime, and as you all are finishing up your lunch, then Dave Ridley is going to give you some insights into our customer brand surveys and then Mike Van de Ven, our Chief Operating Officer, is going to follow Dave with an update.

There’s a lot going on in all of those areas. Again, we think we’ve got a great story to tell. If you don’t come away with anything this morning other than this, I hope you’ll remember that we are different. Southwest Airlines was founded on the principle of offering something different. We wanted to offer affordable, convenient, efficient, friendly air travel. I think we turned out, of course, as time went by, to be more than just different. Southwest Airlines turned out to be a real maverick and a real change agent in the airline industry. We believe that we are different to this day and our goal is to continue to differentiate ourselves in the industry tomorrow, and we are determined to do that.

Of course, I think for the financial community, you have to look no further than our profit record of 38 consecutive years of profits to at least provide some evidence as to our claim that we’re different. No one else comes close to that, and I think again, more importantly, it is going forward in an industry that is not just not growing; it’s actually shrinking. We believe very strongly that we have significant growth opportunities from here and we’re determined to make that happen.

We have a very strong culture today at Southwest Airlines. Our people are overwhelmingly proud to be associated with the Company and the work that — work on the Southwest team. Today, our operations continue to be superb and they are clearly the standard for the world in terms of excellence. Today, our costs continue to be among the industry lowest and you hear very few carriers trying to aspire to be the low-cost carrier. I can tell you that that is our aspiration, as we want to be the low-cost producer in the United States and clearly, we’re significantly below the network carriers.

Today, our customer experience is much improved from where it was the first 35 years of Southwest, although it has always been good, but it is much improved, easily our best ever. Today, our all-Boeing fleet is one of the world’s largest and our all-domestic network serves the most domestic customers of any airline. All of that has come to pass over the last five years and again, as Dave is going to tell you, today our customer brand rankings are higher than ever and we consistently rank very high in survey after survey that is produced.

And of course, one thing we’re very proud of is today, we’re an annual fixture on the Fortune Magazine’s “Most Admired Companies in the World” list, and today, our financial position is very strong. Our liquidity is very strong; our revenue production is record-setting, industry-leading in terms of unit growth.

So my point to you is that based on that list of current strengths that we have, that we do have, I think, a reasonable position to aspire to be the best at everything that we do. Very few companies can aspire to be the best in any one category, for that matter, but at Southwest, we think we’ve got something special here. And our vision is to be America’s best airline, and Bob is going to recap our vision for you all here in a minute.

So as I know you know, but just to set the stage here, the past decade has been a real game-changer for the industry. The industry cost structure has forever changed because of fuel costs. So the industry has had to make adjustments and five years ago, we set out to transform and adjust and improve ourselves and enhance where we could, and I think we’ve done that. And that is despite the fact that the environment turned out to be much worse than what we anticipated in 2005 or 2007 in terms of fuel cost and in terms of the economy.

So our overarching goal at that point was to improve our customer experience, win more customers. Our goal was to enhance our revenue management and optimize our route network. The goal was to introduce new sources of revenue and all of those efforts, of course, summed up to an overarching goal to boost our annual revenue production by what we told you in ‘07 was at least $1 billion a year. All of that was a direct reaction to dramatically higher operating costs. Common sense would tell you that you’ve got to make those adjustments and we’re going to tell you today, and I’m sure that many of you know it, but we did what we set out to do in 2007.

I did want to at least contrast what we did not do. We did not lay off or furlough or cut pay; we did not lose the culture that is so important to Southwest Airlines. We did not lose our operational excellence, our efficiency or our productivity. We did not lose our historic and very dramatic cost advantage or low-fare advantage and we did not lose our customers’ loyalty or affection.

And I would just ask you to pause on that because anytime you undertake change within a company, you’re taking a risk. You risk losing your people, you risk losing your customers. And my point to you is very straightforward. We’ve had dramatic change at Southwest and instead of losing those things, they’ve actually gotten better.

I would also tell you what you know is that we were well prepared. We didn’t know what the events were going to be, but because we were prepared for tough times, we could be deliberate in formulating a plan that is transformative, that can be executed, and executed well. So we did that without panicking and I would argue to you that next to our people, that our historic preparedness for tough times is probably our greatest strength and it certainly served us well over the last five years.

So now, the goal going forward is to continue building on what we’ve started. We have a lot of momentum. We are very thoughtful at Southwest about what we believe our core principles were in 1971 and we still honor those to this day because we think that’s what made us different and what made us successful and what will continue to make us successful in the future.

And most importantly, we strive very hard to take care of our people and treat them like family. We try very hard to take care of our customers and treat them like guests in our homes. We try very hard to keep our fares low and our costs lower. We want to operate the safest and the most reliable airline and of course, we want to generate consistent profits at rates of return that we all find acceptable. And in sum, we want to be a company that employees and customers and stakeholders can count on.

With all that, we enjoy a very significant competitive advantage, and we believe that our advantage has only widened now, not narrowed. We only have 72 cities that we serve domestically, if you include the South Carolina expansion and Newark next year. We have 38 cities that now will come to us in addition to that from the AirTran acquisition, so as a result of that, we have dozens of new cities that we can now consider as opportunities to add to the Southwest route map. And of course, we can only expand if we have the right level of profitability, the right return on invested capital, but we also have to have the right route network to expand from and the right airplanes. So with the strategies that we formulated in 2010, we have found a way, in our opinion, where we can get those four things right and resume our fleet expansion sooner than later.

Significant improvements in revenue production, of course, have occurred over the last three to four years. Laura is going to recap that for you. Further fundamental customer experience and revenue improvements are committed to and that’s necessary in order for us to sustain the momentum for profitability that will support future fleet growth. We have new fleet-types committed and that will enhance profitability and it will also open possibilities for more destinations than we otherwise would have. Adding the 737-800 will add 38 seats per airplane, but it will lower unit seat operating cost; it will enhance customer comfort; it will provide a viable solution to more and new long-haul destinations.

At the other end of the spectrum via the AirTran acquisition, adding the Boeing 717 is a — it’s a very good airplane. It adds a very cost-effective, short-haul smaller market equipment of sufficient size — with a fleet, rather, of sufficient size that will allow us to operate that sub-fleet efficiently in our network.

A replacement for our reservation system, of course, is also committed. New reservation system technology brings us — the headline is brings us the capabilities to add international destinations, and obviously, that significantly expands the number of potential new cities that we can add to our route network. That is also key to adding the -800, so those two plans are very tightly coupled together.

And then finally, and of course, we are committed to acquiring AirTran, and the acquisition significantly expands and accelerates our route network opportunities. They have already established profitability in what will be new Southwest markets. On the other hand, most of those new markets are not fully developed and are in need of further expansion, and I would point to Atlanta in particular.

This creates for us immediately significant growth opportunities and further, AirTran brings significant profit synergies simply by virtue of connecting our two route networks. And this has the effect of creating hundreds of new itineraries; it may be 1,000 new itineraries when we actually get around to doing that and that will drive hundreds of millions of dollars in new O&D traffic by boosting our load factors. And all of that can be done without raising fares or without adding a single airplane. So that’s hopefully something that is understood by all.

While we’ve added new strategies to enhance our competitive advantages, it’s the fundamentals that are going to drive our ability to grow and those fundamental competitive advantages are low cost and low fares, great customer service, of course, and a great brand reputation, a solid, reliable product, the largest domestic route network and customer base, and the strongest balance sheet and liquidity. But if there’s one single thing that our competitive advantage hinges on in terms of thinking about future growth, it’s low cost and low fares.

So summarize all of that, we feel like we’re different; we feel like we have something different to offer new cities. As we look at markets, as we have done traditionally, there are a lot of markets that still have high fares where Southwest can come in with our cost structure, lower the fares and stimulate the market.

We’ll expand the universe of growth opportunities significantly for us, realistically for us, with the AirTran acquisition, with the -800 and with the new reservation system. And then finally, AirTran, along with continued revenue initiatives, can provide the profit boost that we need to achieve the appropriate return on capital that justifies further investment and growth in our fleet. So we realize that we can’t put the cart before the horse, that the profits need to be there.

I think the other thing just to make clear is that we think growth is important. You may disagree, but we think growth is important and we are striving very hard to resume our annual fleet growth so that we can grow the route network. Route network growth is virtuous, of course, for other reasons. It’s virtuous for the customer experience because customers and their communities want more, not less, flights. Route network growth extends then our competitive advantage, but I would — as we have outlined that we’ve made commitments for certain things, I also want to be clear today that we’ve made no commitments at this point to grow our fleet yet.

So with that overview, and we’re going to leave, I think, plenty of time for questions, I’ll turn it over to Bob Jordan, who’s going to take us through our strategic plan. Bobby?

Bob Jordan: Good morning, everybody. Merry Christmas, happy holidays, thank you all for coming. Now before I talk about our — where we do from here, our 2011 plan and forward, I want to take you back to 2006 when our leadership team worked through a new vision and a new strategy which we presented at our Analyst Day in 2007.

In 2006, as a company, we found ourselves in a very difficult position. We had an extremely successful path — 35 years of great success, but a future that was compromised. Substantially higher fuel prices had created a situation where simply extending the model from the past 35 years was not going to work and not going to solve the challenges. So as a leadership team, we worked really hard to develop a simple yet compelling vision and a set of objectives that would stay loyal to our past, yet transform the Company, and we shared those with you.

And in summary, they were — the vision was, one, to be the best place to work; two, operate the safest, most efficient airline; three, offer customers the preferred flight schedule; four, deliver the best overall customer experience; five, be the low-cost provider; and six, earn excellent financial returns. And at that time, we estimated that in order to meet our pretax 15% ROIC goal, we needed to develop revenue strategies that would produce in excess of $1 billion a year in revenues. So since then, all our actions, our five year-plan, have been oriented and aligned with that vision and our strategic objectives.

Now, with any plan that lasts five years, we’ve had a lot of audibles along the way at the — not the least of which was the recession, the worst recession since the Great Depression, that happened along the way, ‘08, ‘09, and then even higher fuel prices which, back in ‘06, would have been literally catastrophic to the industry, caused us to think about changing the plan and reorient some things, and basically, bring forward products and techniques that provided revenues sooner.

So just to give you some examples of the agility along the way since that ‘06 and that ‘07 presentation at Analyst Day, we made features. We made further capacity cuts and fleet adjustments and in June of ‘07, we had been planning to grow ASMs 6% in ‘08 and 5% in both ‘09 and ‘10, and we had projected a fleet of about 600 aircraft at the end of ‘10. We drastically and prudently adjusted that plan. Our capacity in ‘08 was up 3.6%, actually down 5.1% in ‘09, and has been flat this year, and we’ll end the year 2010 at about 546 aircraft. So that is more than 50 below what we had been projecting in ‘07.

A second example — we made further network adjustments. We’ve made a considerable number of network adjustments along the way. Again as an example, our December 2010 schedule represents about 300 net or 8% fewer flights than the summer of 2007. At the same time, we redeployed capacity through those adjustments to open a number of new cities like Minneapolis, LaGuardia, Boston, Milwaukee, Panama City, and we’ll be opening Charleston, Greenville-Spartanburg, and Newark with essentially a flat fleet next year. And we’ve also been able to fund significant growth in key markets like Denver and St. Louis.

As a third example, we reduced our capital spending. In June 2007, our capital spending forecast for ‘08 and ‘09 were $1.3 and $1.5 billion respectively. We cut spending a cumulative $1.3 billion for those two years versus that ‘07 plan and in 2010, our capital spending will be less than $500 million.

Another example — as our competitors embraced product unbundling — a great example, bag fees — it presented not a chance to follow along in our minds, but it presented a chance to really take advantage of a strategic opportunity. So rather than just follow along, we shifted our advertising to the “It’s on” and Our Bags Fly Free” campaign, and truly built a brand promise out of “Bags Fly Free.” And Dave, I think you may be covering some of this at lunch. So as a result, we gained a substantial number of new customers, market share and then the load factors and the revenue results have come along with that by, instead of going along, making a brand promise and a brand commitment out of “Bags Fly Free.”

And as a final example, our work on International Connect was deferred to late 2010 which we just launched with Volaris late last month and I believe flying into some first. In order to accelerate other products like Early Bird, Pet Fares, and Unaccompanied Minors’ fees, that brought revenues forward much faster and were basically instant contributors to the bottom line.

So how did we do against our objectives? I want to talk to you a little bit about how we’ve done against what we told you in 2007. Now, I’ll tell you I’m very, very, very proud of our employees. We’ve done a lot and I would like to point out just a few — just a few — of the accomplishments.

When we met with you in ‘07, much of the work to upgrade our infrastructure and basically transform the Company was already in progress as you can see from the timeline and here’s some examples. Our Network Optimizer was already in production and we subsequently published our first optimized schedule in August of 2007, and we optimized every schedule since. So the ability to redeploy capacity, open new cities, drastically grow Denver without adding to the fleet, has come because of our ability to do that, this new network optimization.

At the time we were planning phase one changes to rapid rewards with a much larger beginning of construction of the overall program, the new program in 2008. We were planning on announcing our seating and boarding decision in the fall of 2007 when we launched our new boarding process, our gate makeover and introduction of the business select product, which I think have been substantial contributors to our customer experience since then. Work was already underway to enhance Southwest.com and coordinate that in ‘09 with the launch of Early Bird, Pet Fares and Unaccompanied Minors’ charges.

And work was underway to upgrade our e-ticketing system, so this is infrastructure required to change the — to again transform the Company. So work was underway to upgrade our e-ticketing system, our front-line point-of-sales system and revenue accounting system, and all of that was completed in 2009. And as just a couple of examples in 2010, we have completed a top-to-bottom rebuild of our award-winning Southwest.com website, driving better booking rates, more product options and better access to ancillary revenues.

We completed the integration of a new SAP product which again, is behind the scenes, but is an infrastructural project that enables a lot of change in Southwest. And we just launched our International Connect Project with Volaris, again just a couple of examples, and these are all projects — all the ones I’ve talked about — all projects with significant scope in almost a year.

And currently we are rolling out what we expect to be — should be the best-in-industry satellite-based WiFi and we expect to have approximately 50 planes equipped by the year end and conversion of the entire fleet by 2013. We’re continuing to roll out a fleet-wide RNP and we are currently wrapping up the final — putting the final touches on the wrapping up of the construction of our new Rapid Rewards Program, which will be launched early next year.

In summary, compared to 2006, our employees are even more devoted to the cause that is Southwest Airlines. Our customer experience and our brand are stronger and Dave is going to give you some great examples of the brand. Our network presence, despite basically flat fleet, is substantially broader and much better aligned to customer demand than it was in 2006. Our operational performance is stronger and Mike is going to talk about that. Our financial returns are substantially better — substantially better — despite a terrible economy and fuel prices that only five years ago would have been absolutely catastrophic to the Company and to the industry.

There’s been no lack of focus and no lack of energy at Southwest Airlines. Our people have proven time and time again that they’re warriors, and that they can take on a challenge no matter what that challenge. Our plan is working. We’ve made significant progress towards reaching our financial targets and the record revenue results speak for themselves. And Laura is going to talk to you a lot about that in just a minute here, equating the revenue results that we’ve seen compared to the work that’s been done over the past five years.

So the big question now is where do we go from here? We’ve been busy over the past nine to 10 months working very hard on the next strategic plan, the 2011-2015 plan, and like our plan from 2006, it builds on and leverages the five years before and it leverages our vision from that period. So our vision for 2011 to 2015 are the following — one, continue to recognize that safety matters most; number two, continue to expand and broaden our winning network. There are a substantial number of places Southwest Airlines can take the network.

Number three, continue to grow our revenue and our revenue performance. Four, continue to win new customers, just as we have been for the past number of years as we’ve expanded the network and expanded our customer experience and committed to Bags Fly Free. Number five, conquer the cost mountain and remain the low-cost provider; number six, win the hearts and minds of our employees; number seven, manage our risk and key, with the recent AirTran announcement, integrate — finally integrate the two companies with excellence.

Now, the AirTran deal is key here. The growth opportunities from connecting our two networks are substantial. We’ve told you, and talked to you about, our estimated net annual revenue synergies are expected to be at least $400 million within a three-year period. So how feasible is that? Let me give you just an example to put it into perspective.

To achieve that, Southwest Airlines’ load factors would need to increase just under two points, which equates to about 1.4 billion RPMs. With over 1,000 new potential itineraries to sell, we would simply need to add four new passengers a day in those new connecting markets to achieve the 1.4 billion RPMs. By comparison, as in contrast, in 2009, in our then 1,700 existing connecting markets, we averaged 25 passengers per day.

So AirTran, along with the decision that Gary talked about to add the 737-800, which again, allows us to think about new markets, productivity, efficiency, those two combined create the opportunity to achieve our profitability goals sooner which, in turn, allows us, as a company, to consider returns and growth.

So to just wrap it up, based on the vision, our four strategic objectives for 2011 to 2015, our next five year-plan, are the following. Number one, integrate AirTran into Southwest and achieve the results the integration should provide for our combined employees, customers and shareholders; number two, introduce the 737-800 into the fleet beginning March 2012 and we intend to swap 20 of our current 2012 -700 deliveries for -800s and the plan is to bring all 20 of those into the fleet ETOPS-certified, and then continue to work with Boeing on our deliveries past that. We are very excited about the operational and cost efficiencies the -800 should bring. And as a person that gets to work with our Network Planning Group, I’ll tell you, I’m very excited about the potential new markets that this newer aircraft can serve for Southwest Airlines.

Next, roll out a new and substantially improved Rapid Rewards Program early next year, building on our already award-winning Rapid Rewards Program, and while we can’t give you the details, the details will be coming. The program is very new; it is different; it is very enhanced and I am very excited about what our new Repaid Rewards Program will do for not only our customers and Southwest Airlines, but our returns as well.

And finally, implement a new reservations platform that will provide the infrastructure to continue transforming the Company through new products, the capability that we can have on the network, revenues, fares, operations, including international capabilities. And we’ve narrowed our vendor selection list there to Sabre and Amadeus as our two finalists.

Just to give you a little more color, we currently use the SAAS reservation system and have for more than 20 years, and it’s not that we are unhappy with SAAS. SAAS was built to do what Southwest Airlines was built to do for so many years. SAAS is simple and it has served its purpose well, but the airline has adapted.

As you can see from our five-year plan that we’re just completing, we have new capabilities that we want, codeshare, international, additional fare rules, additional recovery rules, all kinds of things and SAAS simply cannot do that. We’ve gone through a strong evaluation to look at what we could do to add to our current platform versus the work to switch to a new system and we’re convinced that switching to either Amadeus or Sabre provides substantial growth in terms of our capabilities and transformation at Southwest Airlines.

So all of these projects going forward, the four key projects 2011 to 2015, are very large in scope, but I am convinced as a company that we can do it. Our five year-history, and what we’ve accomplished in our last plan, tells me that. Our achievements are substantial. We’ve dramatically transformed Southwest to adjust to a higher fuel environment and we’ve advanced our capabilities substantially to be more flexible as a company.

Our plan for the next five years includes exciting developments that support that vision that we just talked to you about, and the vision to be the premiere airline with profitable and prosperous growth, made possible because of the unwavering spirit of the people of Southwest Airlines. We have always been warriors.

And with that, I’m going to turn it over to Laura who is going to talk to you about the financial results that have come as a result of our five-year plan. Thank you.

Laura Wright: Thank you, Bob, and hello, everyone. Well, I’ll have a little bit of repetition going back to 2007, but when we were here in 2007 standing before you, Southwest Airlines was alive and we were well, and we were clearly different from the rest of the industry. However, as you all know, our profits were lagging and that was due to higher energy costs and at that time, we admitted to you all that a new direction was needed, and that’s really what the theme of our day was, a new direction. And the new direction was really focused on addressing the revenues that we were going to need to achieve our target returns.

We knew that we had to make a lot of adjustments to our business model, and Bob just walked you through the specific accomplishments that we have achieved over the past several years. So what I’m going to do is walk you through the financial results that are associated with those efforts and show you that we do continue to be different.

So I’d like to begin by recapping the financial goals that we told you in 2007 and what we said at that time was we wanted to grow our annual earnings by 15% every year. We wanted to optimize our capital base through prudent stock repurchase programs and we wanted to increase our leverage and maintain our investment-grade credit rating. We wanted to hit our 15% pretax return on invested capital target by 2010 and at that time, we estimated it would require about $1 billion in annual revenue over 2007. And finally, we stated that we wanted to control our unit costs, excluding fuel, and we wanted to maintain a substantial fuel-hedge position.

The assumptions that we laid out at that time that were behind our goals and targets were that we would have a stable economy, and that we would have stable hedged fuel prices, and finally, that there would be no real dramatic change in the competitive environment.

And I think in ‘07 at that time, we felt like those were pretty reasonable assumptions, but we were clearly proven wrong on every single one of them. During this time period, we had record high-energy prices, along with record high volatility. We had a severe recession with an unprecedented drop in travel, particularly business travel, and we’ve also has tremendous industry consolidation that’s occurred during this time period.

So despite all those changes, we still, as Bob and Gary pointed out, we did manage to achieve significant progress, our strategic objectives. Our cumulative earnings have grown 85% since 2007. We did protect our capital structure and we preserved our investment-grade credit rating and we’ve maintained substantial liquidity.

As the macro environment changed, we had to adjust our plan, as Bob pointed out, and we did so quickly, but one of the things that we realized very soon was that the $1 billion target for incremental revenue was not sufficient to cover the new higher level of energy prices.

So how did we get on this road? In 2007, I think all of from Southwest would admit that when we stated the $1 billion revenue goal, we characterized it as ambitious. We knew it wasn’t a slam-dunk, but yet if you look at this slide, at our results for the first nine months of 2010, our revenues for this period exceeded the first nine months of 2007 by $1.6 billion. And that’s a 23% unit revenue improvement over three years in a period when we were in an economic recession.

If you take into account the present year-over-year PRASM gains that we’ve already reported to you for October and for November, and the trends that we have thus far in December, we’re currently estimating that our fourth quarter 2010 PRASM will be up in the high single-digits versus last year. If you take all that together, what that means is that our full year 2010 revenues will be more than $2 billion greater than 2007, so that’s two times our original $1 billion that we set for us. And that’s a fair revenue comparison goal. If you look at our ASMs, or available seat miles for 2010, they’re actually going to be about 1% less than we had in 2007.

If you want to break that $2 billion down further, roughly $700 million of the revenue increase is from carrying more passengers, i.e., the increased load factors. Over $1 billion of it is from improved yields and the remainder comes from some of the new products that we introduced that Bob talked about, Business Select and Early Bird.

This improvement in our revenue production illustrates the progress that we’ve made on our strategic objectives over the last five years to upscale our product and to improve our customer experience, and again, we achieved these results through a lot of initiatives with a network optimization, new revenue management tools and techniques, the improvements we’ve made on Southwest.com, and certainly our choice to not charge for bags, as well as some of the new products that we’ve introduced by Business Select and Early Bird.

This next chart is one I really like and I think I mentioned earlier that Southwest Airlines is different than the rest of the industry and I think this chart is probably one of the best pictures that shows that, but if you look over the last two decades, Southwest Airlines revenue production is about 5X that of the legacy carriers. And you can see actually the last 10 years has been even a greater increase than the ‘90 to 2000 time period. And if you look at the ongoing strategic objectives that Bob and Gary talked about that we have not yet delivered, we believe that the direction of the slides should only continue upward.

Okay. The next chart is domestic PRASM and if you look at this, you kind of look there at the third quarter of 2008 as we were really entering into the recession. You can see that the industry’s unit revenue production declined at a much steeper rate than Southwest, and we happen to believe that it’s not so coincidentally aligned with the timeframe that the rest of the industry began to charge for bags. But if you look at this chart a little bit further, you look at the third quarter of 2009, you can see that our absolute nominal unit revenue production broke out from the rest of the industry, surpassed the industry average and has only continued to widen since that point.

The next chart, our industry-leading growth and unit revenues has come from a combination of both yields and loads, and again, this slide is just another representation to show how Southwest has outperformed the industry in terms of yield improvements.

We’ve also been able to increase our passenger volume, as I’ve pointed out, and we have closed the load factor gap that we have relative to the legacy airlines. Year-to-date through November, our 2010 load factor is 79.2%. That compares to 73% for the first 11 months of 2007, and those of you who have followed Southwest for a long time remember when — and our average load factor used to be in the mid-60s on an annual basis.

Our amount of local traffic per trip has remained constant over the past five years, but our percentage of connecting traffic has grown over 40% which has contributed to the increased load factor. And again, I think it really supports Bob’s example of what we believe the network is going to be able to do when we combine AirTran with Southwest and create lots of new itineraries for our customers. And finally, as of the second quarter of 2010 DOT data, Southwest Airlines continues to carry more domestic passengers in the US than any other airline.

Turning to cost, cost has continued to be a pressure for us. It has definitely been impacted by our lack of growth in the past three years. Unfortunately, our unit revenue growth has outpassed those cost increases and growing again, as we begin to achieve prosperity, should help ease some of those cost pressures, but we do remain focused on managing our costs, excluding fuel.

Fuel continues to be our biggest cost challenge. We’ve had steady increases, as you know, over the past two years, and the current forward curves suggest that that cost pressure will continue. For the fourth quarter of 2010, our fuel estimate is currently in the $2.50 per gallon range and we’re currently estimating 2011 to be in the $2.70 to $2.75 per gallon range again looking at where the current forward curve is trading.

Our current hedge for 2011 provides insurance against extreme spikes and we firmly believe that our fuel hedging program remains critical to protect the enterprise, as it did in 2008, when energy prices peaked at $147 per barrel. Since 2000 our fuel hedging program has saved us a net $3.5 billion and it has allowed us the time to make all the adjustments that Bob walked through to transform our business model to higher revenue production.

And finally, on the next slide, we hear and we read often that Southwest no longer has a cost advantage relative to the rest of the industry. And from this chart you can see that that advantage has narrowed, but it is still substantial. I think what’s even more impressive is that we’ve retained this advantage and we’ve done it without reducing our pay, without furloughs. And after 40 years we continue to maintain this competitive cost advantage, despite having industry-leading wages.

Moving to the balance sheet, our liquidity is very strong. We’ve currently got cash and short-term investments of $3.7 billion. Our $600 million line of credit is fully available and untapped. We’ve got manageable debt maturities and manageable capital spending as we look into 2011. And, unique to the rest of the industry, we’ve also been able to effectively manage our potential cash collateral needs for our fuel hedge portfolio with an aircraft collateral facility.

We remain investment grade rated and we’re expecting our leverage at the end of this year to be around 40%. Our capital expenditures for this year are estimated to be around $400 million and likely double that in 2011, with the increase primarily associated with the aircraft delivery schedule.

Looking at capacity, in 2011 we’ve got 16 -700 deliveries planned for 2011 and we have a like number of classic retirements that will result in no planned fleet growth next year, absent AirTran. Our ASMs are going to be up. We’ve reported the first half our ASMs will be up about 7% compared to last year. And that’s really primarily as a function of the capacity adjustments that we’ve made thus far in 2010. An important point is, if you look at this chart, if you look at the increase in the first quarter, which is about 8%, you can still see that the ASMs in the first quarter of 2011 are less than what we flew in the first quarter of 2008.

And I think it’s important to look at the next chart, which is our trip forecast. And you can see, for 2011 our trips are down, so we are not simply adding back trips that we culled out of the shoulder period. Our overall trips remain below the number of flights that we flew in 2008, but we’re getting better ASM production with our existing aircraft as we’re redeploying some of our capacity into more efficient long-haul markets.

So in summary, on the financial side we’re very proud of the accomplishments that we’ve made over the past three years. And that includes a 10% pre-tax return on invested capital for the 12 months ended September 30th. That is short of our 15% goal that we laid out three years ago, but it represents significant progress. We also had industry-leading revenue production and revenue growth in total in excess of $2 billion. And we’ve done that while maintaining our industry cost advantage.

So before I turn it back to Gary to summarize and close and Q and As, I’d like to just set forth what our financial goals are as we look forward. We plan — intend to — would like to grow our annual economic earnings annually by 15% or more each year. Our goal remains to achieve a 15% pre-tax return on invested capital. Specifically for 2011, our goal is to have a return on invested capital after tax that exceeds our cost of capital target. And for 2012 our goal is to achieve a 15% pre-tax return on invested capital.

We want to control our unit costs, excluding fuel, and we want to maintain a substantial fuel hedge protection. And finally, we want to maintain our investment-grade credit rating and ample liquidity.

And with that, Gary, I’ll turn it over.

+++q-and-a

Gary Kelly: Thank you, Laura.

So I believe we have plenty of time. We’ve got about 45 minutes until we were planning on taking a break. And then we’ll crank up lunch at 12:30. What questions do you have for us?

Laura Wright: If you’ll please wait for the microphone, we want to make sure we capture it for our webcast listeners.

Bill Greene: Hi, Gary. Bill Greene, Morgan Stanley. One question I have is, if we look at the industry structure, and it’s been changing over the last few years, do you think that over time that creates a bigger challenge for you? So does it add to, or does it subtract from, some of these plans? How dependent are these plans and these goals on industry structure going forward? So if you had further consolidations [kind of thing] which would be among the legacies, is that better for you or does that create more challenges for you? How do you think about that?

Gary Kelly: I like the beard, by the way.

Bill Greene: Thanks. And I have another follow-up when you’re done.

Gary Kelly: If we start from the ‘07, the ‘07 plans, obviously plans are never executed exactly as one contemplates. And the environment never really turns out to be exactly as one sets assumptions, either. And while I’m talking I’ll let my colleagues here think a little bit about what we might have been contemplating in terms of consolidation over the previous three years. I don’t think that that was a line item in any of our assumptions.

From where we are today, obviously a lot has happened in the last decade. There’s been a lot of restructuring. There’s been a lot of consolidation. You all know this as well or better than I, but if you take the industry sans Southwest over the last decade, capacity and traffic are down. And we’ve been the beneficiary of some of that at least, maybe a lot of that, depending on how you look at it. We’ve added two — I summarized this at the Wings Club yesterday, but we’ve added 200 airplanes in the decade. So it’s a very different story.

I would say that the way Bob has laid the plans out and the timelines, it’s not dependent upon any change in the industry. But obviously if there is change in the industry, we’ll have to adjust to that. And arguably that’s one way or the other. I think one of the things that we are trying to argue today is that we have signif- — we are significantly different than the majority of the industry, maybe all of the industry. And we think that’s going to continue to be the case.

You’re going to see variations in our core competitive cost advantage. Laura admits that it’s narrowed some over the time slice, but our — but we’re determined to make sure that it doesn’t narrow in the future. In fact, we want it to widen. So we’re going to continue to have that kind of focus.

The consolidation of course that has taken place so far is very different than what we’re contemplating with AirTran, as you know. So the way the term is, I think, typically used and the way you intended it was, you’ve taken Airline A plus Airline B and one plus one is less than two. That’s not what we’re contemplating here at AirTran. So said a little bit different way, we’re — I wouldn’t expect that you would see an AirTran/Southwest-style combination out there that would create more flight activity in the future.

As I listen to the industry talk, and, again, you all talk to them all the time, they’re very pessimistic, and certainly very pessimistic about the opportunities domestically. And we have the exact opposite view. I agree with Laura’s point that business travel has been the real weak spot in travel. And to a large degree it’s — the softness there has been somewhat replaced by perhaps stronger leisure travel. You’d have to check me on my facts there. But there has been a profit recovery in 2010 as an interim step here, again, thinking about the future. But the profit recovery is not because business travel has resumed to 2008 levels, or 2007 levels, as, again, I’m sure you all know. We don’t see that in our business yet either, although we are optimistic that business will continue to grow in the future.

So it’s not a line item expectation that we have, but there is an underlying assumption that the competitive landscape will continue to be at a steady state with the kinds of plans that we’re describing.

Bill Greene: So if we think about, then, sort of the other thing that’s sort of changed in a big way during the period that you outlined here before — fuel. Right? So is fuel — I often think sometimes on the low-cost carrier side that it’s a model that was predicated in large part on low fares and therefore low input costs and —

Gary Kelly: Right.

Bill Greene: — fuel’s being biggest is obviously a challenge. So do we end up in a situation — I think if you were to ask most people in the room they would expect fuel goes up in the future, And of course you’ve got your hedge to help offset that. But do we run into a point where, I don’t know, maybe you have a fuel level where actually low-cost air travel no longer works? So how do we hedge against that kind of catastrophic risk, where the model actually starts to break? How do you think about that? Because we’ve seen $150 before, so we have to at least contemplate that kind of probability.

Gary Kelly: You have absolutely put your finger on the key question, in my opinion. So I would tell you, I would tell the Wings Club, I would tell everyone that the number one challenge that the industry faces is energy costs. And that is part of the issue that Laura was showing you in terms of the narrowing. You are right. As fuel costs rise, it has the — if everyone pays the same fuel cost, that has the unfortunate effect of diminishing our overall cost advantage. We would certainly concede that. So we’ll need to continue to be mindful of that risk and then do the best we can to adjust to that.

That’s why it is important for us not to rely solely on low cost. And, in fact, I did a series of interviews yesterday and no doubt you all have seen some of those, with what you’ve caught up with on your reading today. It was interesting to me the way one of the interviews led. It was, “We’ve been — in researching for this interview, Southwest, we talked to a number of your customers. What we were surprised to find is they didn’t shop for you because they were shopping for low fares. They shopped for you because they’re fans of yours, because they prefer Southwest Airlines and they really think you have the best service.”

Now, we’ve got folks out here who’ve been following Southwest Airlines for 25 years. That was not the case in 1986. So I do think it is important strategically for us to continue to build the customer experience so that it is dependent on low fares less to mitigate that risk. If, in fact, we’re fortunate enough to continue to enjoy a very significant cost advantage — no company is bulletproof. We will never think that way. But you understand the point. It just makes the argument that much stronger. And we are going to continue to exert ourselves to pursue low-cost ideas and opportunities that will help mitigate that.

Now, again, what’s hopefully helpful to you all in spending a little time to recap the last three years and then how that informs our next four to five years, is you can tell we have not spent a great deal of effort — and I think Mike is going to go into this a little bit more — but 90% of our efforts have been into building revenues. And so we know at some point we’re going to want to put 90% of our efforts more into reducing our costs. And admittedly, some of those cost savings are going to be hard to come by. But the -800, specifically, in addition to some things that Mike has been doing on the fuel efficiency front, those are line item cost initiatives that have the virtue of also, at least on the -800 part of it, it also has a very nice revenue benefit as well.

So I’m much more concerned about energy, in other words, than I am about the competitive landscape at this point. And consolidation I would think — again, my opinion is that would help Southwest, not hurt it.

Mike Linenberg: Gary, Mike Linenberg with Deutsche Bank. Just question here, you’ve been down the M&A path before. When you think about — let’s assuming you get approval for the AirTran acquisition from the DOJ — when you think about the potential challenges, you look at the fleet and 737-700s, the 717, there may be a modest issue there. You have very good employee relations. Usually that’s one of the issues when putting companies together, with combining two cultures. Systems integration, though, is a complex area. When you think about your biggest challenges in having been down this path before, is it the systems piece? I mean, what are the type of things that, whether, for lack of a better phrase, keep you aware at night, assuming that we get approval on this integration? I mean, where are the potential biggest hurdles here?

Gary Kelly: Well, I think we can manage the technology side of it, in that I think we can gate the — we can match the inputs to the outputs pretty well. We do — as Bob was pointing out earlier, our technology is quite good. It is — we could debate the strategy that was deployed 30 years ago, but everybody knows the Southwest story. We spent money on our technology for only things that we intended to use. And extra costs for assigned seating or international or all that other stuff we didn’t spend a lot of money on 30 years ago and over a 30-year time period.

Now we find ourselves wanting to change course. We want more capabilities. It’s time to make that investment. We’re all very comfortable with that. And we’re very comfortable with working through that at a reasoned pace. So as an example only, we’ve committed to replace our reservations system technology. Bob has a plan and he showed it to you. I am less concerned that we hit that timetable as I am making sure that we do all these things well. So if we find, in other words, that there are more technology initiative needs by virtue of the AirTran integration, that will be our top priority. And I won’t hesitate to ask Bob to slow down on that. Now, we don’t think we need to, but the devil’s going to be in the details and there are admittedly a lot of things that we don’t know yet.

But I’m not overly concerned about the technology integration. There are complex questions. Integrating the frequent flyer programs — knowing that we’re in the midst of going from Rapid Rewards 1.0 to Rapid Rewards 2.0 and now adding AirTran on top of that, I can assure you that’s complicated. And we have teams that are already debating the best way to go about that and trying to size up the technology needs to do that kind of a transition.

So we have a very strong technology team. We — it’s back to the preparedness. We can undertake a task like this because our profits are solid, the balance sheet is solid, the overall customer experience is solid. And we can afford to focus — not to take our eye off the ball, but we can afford to focus because I do believe that we’re prepared there.

I think my main — which answers, hopefully, your technology aspect of your question — I think there’s two basic things that we need to do. We need to focus on people and we need to make sure that we preserve and protect the famous Southwest culture. And, in fact, I see this as an opportunity to actually boost the Southwest culture. And we can talk about that if you all care to.

Doesn’t keep me awake at night because I believe in our people and I believe in our leaders. We’ve done this before. I just know we can do it. It will take effort and it will need to be a very high priority.

I think the second thing, Mike, is that we need to be very humble about his. We need to believe that AirTran is different than us. And we need to recognize that they are to be admired and to be respected. And we need to understand what good things that they have done that are perhaps different than what we’ve done, without analyzing everything to the very last detail. So we’re going to have to — it will require some touch and some judgment here.

But as an example, and an example only, we know and you know that they operate Atlanta Hartsfield differently. And we are loathe to go in and say, “Thou shalt change that to this,” on the very first day. I think that that would be absolute madness. So, once again, we’re profitable, they’re profitable. We can go about this integration at a reasoned pace, understand what we’re doing first, and then make changes.

And I will offer a quick contrast. That is not what we did when we bought Morris. You were here and I was here and I know what we did. We walked in. We said, “This is what we’re going to do.” And we changed it. And one can debate whether that was the right or the wrong thing to do. But I know what that was like and I know that we’re not going to do that. Bob and Tammy in particular, with their network planning responsibilities, have already spent time trying to get up to speed on how Atlanta works, and in their observations back to me have said, “It’s different. And we need to make sure that we understand how that works before we start tinkering with it.”

Dan McKenzie: Gary, good morning. Dan McKenzie with Hudson Securities. If I can go back to enemy number one for the airline industry, and that is volatile fuel prices. How does Southwest stress test its business model to adapt to that volatility? And I guess, how confident are you, if you have experts predicting $100 crude, that you can still get the return on invested capital that you’re targeting? Or at what point do you need to adapt your business model or change your business model, cut back capacity for 2011 of 5%? If crude’s at $100, does capacity at 5% still enable you to make your return on invested capital?

Gary Kelly: Well, I should probably let my colleagues answer some of these questions, too. Let me give you an overview and then I’d like to hear what Laura’s reaction is to your question, too.

I would say overall that we have to be mindful of that volatility when we set our growth plans. And I think it also simply affects how you think about what liquidity targets need to be and also where the balance sheet needs to be. So in this kind of environment, you have to be more cautious and you have to be more conservative. You have to have more cash and you have to think about having less debt.

We were pushed to do more aggressive share repurchases, as an example. I think we need to be cautious about that, as just one example. Where you might hope that you could add 200 airplanes over some period of time, maybe you have to shave that back by some significant percentage in order to mitigate that risk.

That’s in addition to doing the obvious. The Mike Van De Ven operating efforts to continually reduce fuel consumption and also to have — we’re unchanged in our fuel hedging program philosophy. So we feel like you need to have a fuel — one needs to have a fuel hedge. It has gotten more difficult just because the cost of the hedges are more expensive than they have been historically, but — Laura, any other specific thoughts that you want to add?

Laura Wright: Sure. I think, again, it’s important to have a good base of hedge protection at a catastrophic level as you go into a year. I think we’ve always said to build a plan we’ve got to have some certainty within a range of what our fuel prices are going to be, because we can’t adjust capacity overnight. And you know the fuel changes don’t happen over — I mean, they happen overnight and with the volatility. So I think living through ‘08, I think our colleagues at the other airlines would probably agree with us that you can’t manage when prices are moving that quickly. You can’t make the adjustments.

So we’ve done a lot. We learned a lot in ‘08. But we’ve got catastrophic protection which allows us to not have to make decisions quickly that might not be best in the long term. And we’re carrying a lot more cash today. We’ve got something that I talked about that is unique, because we do have a aircraft collateral facility that allows us to withstand some of the volatility, the day-to-day volatility, that you have in the forward market.

So it’s a combination of all those things. Do we stress test? Absolutely. The good news is a few years ago $80 crude oil, when we looked at, I don’t think we projected we could make the kind of profits that we’re making today at $80 crude oil. So we have moved ourselves up a lot further in terms of being able to support a higher-cost fuel, and that’s what we’ve got to continue to do as we go forward.

Gary Kelly: We’ve got those scenarios built. So Laura could tell you what happens to our earnings, and I know you could do it too. If crude oil averages $120 for a year, we know what that will do to our base line assumption for 2011, 2012.

So then what we have experienced, of course, is it’s not just a drill. And, again, it was reality in ‘08 and ‘09. So what does one do as a company when you’re staring down the prospect of a loss for a year? What actions do you take? So I think we do have good contingency plans. We’ll want to build in as much flexibility as we can into our fleet plans. It’s one of the things that we’re already — we’ve already expressed that desire to Boeing to have more — if we’re going to try to increase the fleet from this point forward, we’d like to do that with more flexibility perhaps than the way that’s operated in the past, whether Boeing can help us there or not. But hopefully it just gives you some insights into the way that we’re thinking.

Dan McKenzie: (Inaudible - microphone inaccessible) one follow-up question. Enemy number two or perhaps enemy number three of returns, of course, is the competitive landscape. And with AirTran, Southwest grows 25%. So it’s very important to get that 25% right. How — what have you factored into your plans for 2011 in terms of the competitive dynamic? Delta has a history of being very aggressively competitive. JetBlue was probably the first to talk about that. But how are you thinking about that competitive dynamic with Delta and your ability to get that 25% right for 2011?

Gary Kelly: Well, I don’t know — and, Bob, you might weigh in on this as well. I don’t — I would admit that we are thinking about the future in terms of growth. And we’re always mindful of competition. I would say that we’re not necessarily thinking about it in any way different than the past. And I think the answer fits in with what we’re arguing today, which is we do have competitive advantages that have worked well for us historically. So I think it’s as simple as to say that we’re going to bring to Atlanta a significant cost advantage that isn’t, at least vis a vis AirTran integrating or changing over to Southwest, it’s not going to change. And you all may have some questions or some comments for us on how you see the cost impact. But we see no cost dis-synergies from the AirTran acquisition.

Now, there’s a lot of churn there. There’s costs that go up, but there’s also costs that go down. They’re a junk credit; we’re an investment-grade credit. You all know the differences. Laura’s already been able to specifically identify — a number of ideas have come forth since our September 27th announcement. Bob, I’ve forgotten how many, but there — if you categorize our strategic initiatives, customer experience, low cost, whatever it might be, Laura’s kind of operating more in the low-cost area, there are — they’ve already got some hard items that we didn’t know before September 27th that we’ll be able to harvest there. Point being again that whatever cost advantage is in Atlanta today, we’re confident that we’re going to be able to sustain that, number one.

And then you just have to have a view on, well, what does that mean competitively? I think we’re going to be able to fight very hard for the low-fare customers. We’re going to bring a different brand. The anticipation for Southwest is off the charts. I’m just telling you a fact. And it’s no brag; it’s just fact. So we’ll have to work hard to live up to that. We’re going to win some customers. We may lose a few. And we’re going to work hard to keep every one that they’ve got. But things like Bags Fly Free are going to be a material event to a city like Atlanta. And, of course, we’ve got 100 million customers that we serve in other cities that are fans of Southwest and they’re going to book us. And they’re going to take us when they go to Atlanta.

So it — I don’t know that I have any new argument to offer to answer that, other than we believe very deeply in our competitive strengths and we’re working hard to, not just sustain them, but to try to improve them. And we think that that’s what’s going to carry the day in Atlanta.

All the while, going back to Mike’s question, which is we’re going to go about making change in Atlanta and with AirTran, very deliberately so that we don’t have a misfire. Hopefully that addresses your question.

Gary Chase: Hi, Gary. It’s Gary Chase from Barclays Capital. Wanted to see if I could pick up on Mike’s question surrounding technology and the AirTran acquisition. And I wondered if maybe you or Bob could maybe marry up some of the operating milestones with required technological milestones. So as I understand it, the initial stage of this from a marketing point of view would be something akin to AirTran, wholly-owned subsidiary of Southwest, because you wanted the ability to codeshare it first. So what technological capabilities are required to get there and then into some of the further merger milestones, please?

Gary Kelly: Bob, you want to — ?

Bob Jordan: Yes, sure. There are — and it’s obviously very complicated. There are technical — as you think about the integration plan, there are timelines for a number of things. You have a timeline in terms of how you integrate your networks. And we all know the network — we publish about nine months in advance and we tend to work about three months in advance of that. So your network is — you’re always working a year ahead. So a lot of things, even at date of close, are already set for the following year. So you’ve got to recognize that that timeline is pretty long.

We have aircraft work that Mike and his team are undertaking to integrate the 717 into our fleet to gain the single operating certificate. And there’s a fairly elongated timeline there.

And then you have, of course, technical work that occurs. And some technology work is easy — not much of it — and a lot of technology work is very hard and takes a long time. So you’re trying to marry all of those, along with reconciling product differences, all kinds of things, procedural differences, into a timeline that all makes sense, so you — and they don’t all occur at the same time.

So just to give you a couple of examples, there are things that I think from a technical perspective that could be integrated quickly. So AirTran may operate as a sub, but we could begin to integrate quickly our back office revenue accounting systems, our payroll systems, our financial systems, because that’s basically just processing transactions. And I would expect that those could go pretty soon. And a lot of those are simply converting something that AirTran uses to what Southwest Airlines uses. Not that’s completely simple, but those could go a little faster.

If you look at something like the schedule, publishing the scheduling, scheduling the crews, AirTran is going to have to operate as a sub, from an operating perspective, of Southwest for some period of time. They’ve published their schedules, they fly their routes, and it’s going to take well over a year to fully integrate those networks, simply because we’re published so far in advance, in addition to the work to integrate the unions, scheduling, et cetera. So there are pieces of technology, like network scheduling technology, crew scheduling technology, that are going to come together over a much longer period. Again, I feel like that’s going to be a lot like the other that I just talked about, where you’re working to bring those technical pieces of work over to Southwest Airlines, but it’s going to occur over a considerable length of time.

If you take something like the integration of the aircraft and the fleets, we both have different maintenance records and maintenance program pieces of technology. We use a program called Wizard; they use a program called TRAX. They’re very complicated. They track all the maintenance that occurs on the aircraft. They track the records. They manage the maintenance activity that goes on every night. And you’ve got to work over, again, a long period of time to integrate those, not simply because it’s complicated, but because the integration of the two fleet types into two fleets is going to occur, again, over a fairly elongated period of time.

And so it’s complex. I’m absolutely confident we can do all this, but it does occur at different lengths of time and we’re just going to be ha- — we’re going to be very thoughtful in terms of how we plan that. And then at the same time we have other technical things that are layered on top. So we have the — as we’ve talked to you about — we’ve got the -800 that we’ll be adding to the fleet in some of that same period of time that adds some technical complexity.

We have this res platform conversion that we’ll be bringing onto Southwest that will occur in, again, some overlap in that period of time. So we’re building a very comprehensive plan to manage all of that. We have a very good technical leadership team and have gotten to know the AirTran folks and we’ve got a very good technical leadership at AirTran. And I’m convinced that we can do this.

But the biggest challenge to me is not just the work, it’s coordinating all of these different pieces of work that have to occur at different pieces — at different points of time and then align. But I’m convinced we can do it.

Gary Kelly: Anything specific timing wise on codeshare priority? Codeshare is one of our top technological priorities here.

Gary Chase: I was going to ask you if that is going to be something that you prioritize.

Gary Kelly: Codeshare?

Gary Chase: (Inaudible - microphone inaccessible.) Given the technological (inaudible) is it worth just waiting until you get [to] the operations?

Bob Jordan: Sure. Sure.

Gary Chase: (Inaudible - microphone inaccessible.)

Bob Jordan: Absolutely. So the question was, so how do we think about codeshare and the timing of codeshare. As Gary mentioned — I’m going to give just a little bit of context. As Gary mentioned — and I’ve been to the Atlanta operation — Atlanta is different than the way we run some of our focused cities at Southwest Airlines. It’s a very different operation.

Yet AirTran is very successful in Atlanta. They’re successful from a passenger perspective, a product perspective, an operational perspective. And just as one example, they have a very attractive mishandled-bag rate in Atlanta, despite all the connections. So the last thing we want to do is go into Atlanta and dismantle it, make it more Southwest-like and take the operational and revenue risk that comes with that. So we’re going to be very careful about how we think about folding the Atlanta operation into our broader network and providing connectivity there.

So that’s going to occur over a long period of time. But we need to achieve and have absolutely every desire to achieve the revenue synergies as soon as possible. So one way to do that, and the best answer, is to provide connectivity through codeshare. So rather than bend the networks radically up front, we’ll begin to connect the networks much sooner. So our plan right now that we’re working through — and, again, we’re in the early stages of planning, part of that because there are only certain things we can talk to AirTran about because of where we are with our DOJ approval process. But our plan as it stands right now is to implement codeshare as one of the very first connections between AirTran and Southwest very soon after close. So I can’t tell you whether that’s 30 days or 90 days, but quickly after close our intent is to implement a codeshare between the two carriers.

Gary Kelly: And, again, just to make clear, very quickly, the challenge is they’ve got 700 or 800 daily departures with physical facilities, uniforms, signage, livery, et cetera. So the notion of simply turning AirTran off one day and Southwest on the next, we couldn’t have come up with a way to execute that plan.

So the ease-in plan is the codeshare where the customer shows up and they understand that, “Okay, I still have a Southwest itinerary and half of it’s going to be looking like AirTran and the other half is going to be looking like Southwest. So we felt like that was the right decision and will be, again, a top technology priority and something I think that we would expect would come soon. They’ve got that capability, I think, with Navitaire, and it’s something that we’ve got pieces and parts of that. We’ve obviously done it with ATA, so we’ll be able to put something into place pretty quickly there we think.

Rob Pickles: Gary, my question, as you were going through your presentations, the slide that stood out for me was the load factor slide, where Southwest has dramatically improved their load factor…

Gary Kelly: Yes.

Rob Pickles: — and closed the gap with the legacy carriers pretty significantly. So I guess my question is — and a lot of that is due to the network optimization that you’ve been utilizing. So my question is, if that’s a baseball game, what inning are we in? And can you completely close that gap with the legacy carriers and get your load factors to the level that they’re at?

Gary Kelly: Wonderful question. I think there’s a couple of things going on in the load factor. And, again, I wasn’t looking at all the slides while you all were, so I don’t know exactly what Laura showed you. But I know by memory pretty much where we’ve been. When I started in 1986 we had an annual load factor of 58%, and we made money. So it’s just a different game today with gas prices where they were, now where they are. So one has to do something to adjust. I know you know all of that.

In 10 years time we’ve basically bumped the loads 10 points. With a lot of that it’s not a straight line up over 10 years. A lot of the boost have come, as you all know, over the last couple years. They have come in two forms. They’ve come by optimization, meaning that we’ve averaged upload factors by pruning out poorer flights. So it hadn’t — in other words, the remaining flights one could argue are unchanged. It’s simply by taking out the flight that had 20 people on it you’ve going to average up the load factor. That’s a fact. That happened. I couldn’t tell you off the top of my head how much that improvement is, but it is some.

The other thing that has happened, that I think Laura had in one of her charts, our nonstop traffic is a straight line over decades, per departure. It is remarkable how consistent it stays. Market after market that we go into, we just seem to get — gravity just seems to settle in a way that we get X amount of nonstop, i.e., local traffic. So the boost in the load factors besides the optimization have come from enabling better connections, perhaps, or driving more traffic long haul because the bags fly free. Again, there’s a number of contributors that are generating a boost in our connecting traffic. But. at least mechanically, that’s where the load factor increases are coming. It’s not more nonstops per flight; it’s more connecting passengers per flight.

Now you’re talking about managing the integration of AirTran and managing more connections by definition, at least when we’re trying to get these synergies. And we also have a desire to grow our international connecting product, for example with Volaris. So Mike Van De Ven is adjusting the operations to more connecting passengers while we’re driving more revenues with connecting passengers.

It is not — surely you all know, it is far from optimized. It’s far from perfected. And Dave Ridley, of course, is our chief marketing officer and has revenue management responsibilities. You all know that as demand goes up you have the ability to do things to manage that demand. So it’s all a good thing. Exactly where we’ll settle with loads, we don’t really know. But we’re all very — we’re delighted that our demand is so strong and that our product is so popular. And now it will be up to us to tune that as best we can to have a really good operation and hit our revenue objectives.

Now, my own opinion is — and we debated this. Three years ago in ‘07 we didn’t share all of our worries with you in that regard necessarily. But we didn’t know that we could take — whether we could take a 75% — in fact, Mike, at that time maybe it was 73%. So can you take 73% to 78% I think was where we started. Well, we’ve blown past that. So can we manage an 80% overall load factor in 2011? Yeah, I think we can, and I think we’ll have a good operation. Can we take that now to 85%? We don’t know. But I would reverse it and say I don’t see any reason why we can’t. I think what we would probably prefer is to optimize the balance between full airplanes and the quality of the operation and just admit to you that we’re kind of in our infancy in managing 80% load factors here.

And, again, and I think the report to you is very, very good. All this change has taken place, remarkably, without the whole thing melting down. And it’s something that I’m very proud of our people, all 35,000 of them. I think they’ve done a remarkable job. And on top of that, there is tremendous pride in what they’re doing. So — but our goal will clearly be in the near term to continue to boost load factors.

I don’t see us becoming a hub and spoke carrier. Okay? So, but having said that very [are out of] that quickly.

Jamie Baker: Hey, Gary, it’s Jamie Baker, J. P. Morgan. I’m going to ask what’s going to sound like a softball question, so if you could just do me the respect of hearing me through before you potentially laugh. But you said one of your goals is to offer low fares. I’m wondering what your definition of a low fare is. And the reason I ask is, I’m trying to reconcile this with comments you’ve made in the past where you’ve acknowledged the need to get your passengers to pay more. I’m trying to reconcile this with comments made by Delta yesterday about potentially revisiting some of their pricing philosophies in order to better put higher fuel costs to the consumer. I’ve always personally felt that your advantage was that you offered fair fares. And it was a simplified structure. It was easy to understand. Customers could go to your site with reasonable assurance that they weren’t getting screwed over.

But you identified low fares. So I’m just trying to wonder if there’s some analytical price point actually in your mind when you say that.

Gary Kelly: And, as always, you never ask softball questions. I think that’s a very insightful question because it really strikes at the core of what we are and what we were founded upon. So we are loathe to walk away from the low-fare brand. And so now the art of it becomes looking back and all of us knowing that, man, it’s just a different world. I do think that over time we may need to be deeper and more thoughtful about what low fares means.

In the meantime, we’ve got the gift. The gift is everybody charging all of the stuff that customers hate. We’ve tried to take full advantage of that. I am absolutely convinced that for our brand it was the right thing to do and we’ve got the payoff. And I would just remind everyone — and I was kind of chuckling at the memory. Because those of you who worked with Herb, you’ve all had the colorful — I wouldn’t call them debates — arguments, that he always wins, by the way. But we have always taken the road less traveled. And I can remember in 1990 vividly having arguments with the financial community about, “Why don’t you raise your fares?” And he would always have an answer to that.

So we’ve always taken a different approach. It’s resulted in what we are. We don’t charge change fees. We haven’t. And we might have, Dave, 20 years ago. I just can’t remember. There was a time where our nonrefundable fares were forfeited, as I recall, when you — if you didn’t take your flight. And we changed that. And I want to say that was 1992. So literally, since 1992, back to the simplicity, we’ve had a very straightforward — you can, with no penalty, you can reuse your funds. So, again, you all could have complained to us about that in the 1990s. “Why aren’t you doing what the others are doing?” And, “Isn’t there money left on the table,” and et cetera, et cetera.

So I think that is a clearer — it’s clearer in our minds that we want to be that and do that to live up to the low fares. And then in a nominal or an absolute sense, what a customer thinks a low fare is, I think we just have to admit, man, it’s different when it’s $80 crude oil or going to $100. I think we would admit that.

The industry has shrunk. Right? In 10 years’ time it’s certainly still off from ‘07, ‘08. Is that because fares are higher? I don’t know. I would probably put some money on that bet, that that’s in large part caused by that. So it’s possible that we — compared to what we thought we had, there’s simply a smaller pool of passengers because of that higher fare level. But in any event, we want low fares to be defined as at least lower than the competition. And then, if we’re fortunate, we can gain that position in customers’ minds where they think it is low in an absolute sense relative to, like the old days, the automobile.

Helane Becker: Gary, it’s Helane Becker with Dahlman Rose. Just a question about recovery operations and your work culture. This week you had really mixed results on the labor front. I think you had one labor group reject a TA and one group today approved one. So could you just talk about what their thoughts are with respect to that mixed kind of result? And then, I think one side talked about improvement of recovery when there are issues. Can you maybe discuss what the revenue benefits will be in terms of that improvement? Thank you.

Gary Kelly: Helane, if you don’t mind, Mike, I might ask you to address labor when you do your presentation. Do you mind — is that okay if Mike does that? And so, Mike is, in addition to the chief ops guy, he’s our chief labor guy, too. And he can bring you all up to speed on that.

Overall, obviously our labor relations are fantastic. And as a headline, it is simply a part of the democratic negotiating process. And they have their right to look at the Company’s proposal. It is one of those situations where their contract has been — has not been amended in a long time. And it was complicated by the use of stock options. And so one sort of has an argument about we were there then and we’re here now. And so I think that’s just sort of the process that Mike is working through.

With the recoverability I think it’s very straightforward. We have not — our reservations system that Bob described that was built for Southwest Airlines’ unique needs does not have a lot of automated re-accommodation capabilities that we desire. And so today if we cancel a flight, as an example, we have to manually rebook every single customer on that flight, as just one example. So there — clearly there are better ways to do that. And for a company who prides itself on customer service, that’s when customer service is the most stressed, when things are off the tracks. So that’s where I think we have the biggest opportunity for a customer experience improvement.

Otherwise our customer experience I think is very good. When we’re on schedule our customer experience is very good and our customers are very, very pleased with that. So that’s the opportunity there. What it translates to in revenue I couldn’t say. I think in terms of efficiency at the airport, I think it’s huge. One of the most difficult things for an airline in terms of staffing is to try to anticipate what the demand is going to be by the minute of the day. And you schedule based on the schedule. And if the schedule is off, then it’s chaos. So to the extent that we can mitigate that chaos when flights are cancelled, especially with weather, that should ease the staffing strain and the stress on our people, as well as the stress on our customers. So that is a much desired capability that, again, will come.

Bob went through the list very quickly. But there are a number of valuable attributes that a new reservation system is going to bring for us. And I think the cost is going to compare pretty favorably to what we’re currently incurring today as well. But certainly we’ll bring a lot of the things we want to market much faster than what we’ve judged now we could do by continuing to build it on our own with our old res system.

Laura Wright: And that is all the time we have for questions. Thank you all very much.

Gary Kelly: Hey, you guys have a great holiday. And, again, thank you all for being here. So we’ve got a break coming up. We’ve got lunch coming up. And you’ve got two more presentations and I’m sure we’ll have time for more questions. But, again, thank you all very much for being here.

(Break)

Ryan Martinez: Okay, I think we’ll go ahead and get started with our last round of presentations. So please feel free to continue eating while I give you a little bit of background on our next speaker.

For those of you who haven’t met Dave Ridley — Dave is our Senior Vice President, Marketing and Revenue Management and is responsible for all activities relating to building and maintaining our brand reputation, creating demand for our product through pricing, advertising and promotion, revenue management; and overseeing the distribution of our product, principally through Southwest.com. Since joining Southwest in 1988, Dave has also served as Vice President, Marketing and Sales; Vice President, Ground Operations; and Senior Vice President, People and Leadership.

So now I’ll turn it over to Mr. Dave Ridley.

Dave Ridley: Thank you, Ryan. And please continue to enjoy your meal. This is kind of the lunch and entertainment.

Going to take a few minutes to talk a little bit about some of the soft stuff that really is critical to Southwest Airlines’ success. Gary alluded to something in his remarks that I really do want to emphasize. And it dealt with the question, really, of low fares, and the importance of low fares; and how it affects our success going forward in the era of very volatile fuel prices.

And one of the things that I would commend to you today, and I hope that you will take away — for those of you who have not flown Southwest much, or at all — is that Southwest does — Southwest is different. And it’s different for the many reasons that Gary articulated this morning.

But one of the key differences is that Southwest does have a passionate loyal fan base of customers who are not loyal to us just because they are golden-handcuffed with a frequent-flier program that takes you across the world. In fact, this is one industry — it’s funny, as a marketer — it’s one industry where people are devoted to one particular brand or service and still really can’t stand the provider of that service.

Some of you may know — I see some nods out there, that you understand it — the handcuffs of the frequent flyer program. But Southwest over the years has become important to our customers for more than just low fares. And the evolution of that fact over the last several years is going to be made clear, I hope, by some of the research that I’m going to share with you.

Before I show their research, though, I want to again go back in time a little bit to a time that you don’t want to recall, but that’s the spring of 2008, when fuel prices started to rise precipitously. And in about February or March, one of our fellow competitors in the airline industry decided that they could overcome some of the fuel prices by introducing a charge to carry your second bag. And many people gasped. And within a month or two, others followed along. And then by May or June, the first-bag fee came along. And within three or four months, as we got into the fall of 2008, some of these carriers began reporting these wonderful windfall in revenues, and no diminishment in traffic. It was just — it was like manna from heaven that many of them report.

At the same time, Southwest — and actually, AirTran and Delta — refused to stick the needle in their arm — the fee heroin needle that I refer to. And we were really debating, was this an opportunity for us to once again set ourselves apart from the rest of the industry, a very commodity-like industry? And we wrestled through that, even to the point that finally, AirTran and Delta succumbed to the addiction.

And we went into the first part of 2009 the only airline that wasn’t charging for bag fees. And you rightly — many of you rightly — hammered Gary and Laura and others, at conferences like this or on the phone — you guys are leaving money on the table. And you can do the arithmetic. Take $25 for your second bag, or whatever it might be, times the number of bags you’re going to carry — $400 million, $500 million, $600 million, $800 million — just what are you doing? The other guy’s reporting there’s no change in their business.

And so I just — if it matters for inside baseball to you — there was great debate at 2702 Love Field Drive during that spring. What should we do? Should we succumb?

And I give Gary great credit for his courage, and some of us who tried to prop him up to have that courage. And he said, We’re going to zig while they’re sagging, and we need to — we need to stake a claim.

And so we rolled out, in the summer of 2009, a campaign — which, in the end, I hope, in the marketing textbooks down the road, will not be viewed as some brilliant masterstroke by Gary Kelly or Dave Ridley, or whomever might’ve been part of it — but just a real great example of marketing your product where you can create a differentiation. But it was the right time with the right message, delivered in the right venue — principally, fall football schedule — with outstanding creative.

So just to kind of humor you through lunch here, let me show you a few of those commercials.

(commercials played)

Question you would ask, from the bottom line — it’s one thing to entertain our customers, it’s one thing to have a commercial break that actually didn’t turn your — cause you to click onto a different channel. Certainly, from an advertising, marketing cosmetic, those commercials resonated very well; people enjoyed them. So what have our customers done in response to that campaign, and our stake in the ground to differentiate ourselves, again, in a largely commodity business?

Well, I want to share with you some market research. This is comprehensive —4,000 people, different people. Every two years, we do some comprehensive research that we call our kind of over — brand survey. And so I want to give you some testimonials, really, from our customers about their view of Southwest Airlines.

And I would not attribute all this to the “Bags Fly Free” campaign. Please, there’s a lot of wonderful things that Gary and Laura and Bob talked about in the evolution of Southwest just in these last four years. It’s our brand experience, the boarding process, the way that we offer our product on Southwest.com; of course, our wonderful people. So I would not attribute this significant growth in our — the respect and desire for our brand just to “Bags Fly Free.” But I assure you — and I’ll show you one more slide after this — it had no small part to play in these results.

What this — we measure four things consistently. Every two years, we go out and talk to customers all across the country. The key question that we’re trying to ask, and we were trying to discern, is what we call “brand commitment.” And we go out and we ask customers — on a scale of one to five, is Southwest — or is this airline your favorite airline; I’d go out of my way to fly with them? It’s my preferred airline; I’ll fly them when I consider flying? It’s an airline I’d consider flying when I can’t fly with my usual airline; kind of the middle ground? It’s not an airline I’d usually consider? And then last, it’s not an airline I’d ever consider flying? That top — those all then are — we call that “brand commitment.”

And what we have seen over the last four years is that the brand commitment for Southwest Airlines, the key top measurement — it’s my favorite airline, and I’d go out of my way to fly them — the top two boxes — I don’t know if you’re market research folks — but the top two scores — 42% answered that in 2006.

Now, relative to what? [That] show up there, in far right — the norm for brands, services, products is 40%. You’re doing well if you can get your customers to express that kind of commitment for you — 40%. We were 42% in 2006, before many of these initiatives that we talked about this morning, and including our “Bags Fly Free” campaign. 2008 — again, before the launch of “Bags Fly Free,” that had moved to 53%. And then most recently, in May of 2010, when we did this, it’s up to 58% — top two box scores in brand commitment.

There’s other measures that we also — you can see progress across the years. Brand persuasion — it’s the best airline out there, or one of the better ones. Brand involvement — we really like, and we have a lot or some things in common with. That’s all progressed nicely. And brand salience, which — don’t ask me to define; it’s too big of a word for a small West Texas kid like me to define — but it has a lot going for it, and it’s doing a lot — some great things. So it’s really relevance, or are you cool? Do I like doing business with you?

So all of these measures are moving to the correct side of the dial, the spectrum. That’s what our customers have been sharing with us. And again, I think it’s in no small part to the “Bags Fly Free” — both the stake in the ground to separate us, and the advertising.

Want to show you one other slide — couple other slides here. We then went in to try to just say, Well, how much does this advertising really count? So we went out and showed these ads to the same kind of audience. And what this — and we got the results here that — which is good for me to — for those of us who are asking Laura for budget money to spend our advertising in every year — 65% of the people we surveyed said they had seen this ad campaign. It’s pretty strong. Now, we spent a lot of money. High visibility — NFL’s not cheap. But 65% of the people say they saw this campaign over the past year.

Next slide — what this shows is that those who had seen the ads — that’s this blue bar — they gave us a brand commitment of 61. That’s versus an average of 58 — the first slide was 58. So 61 [if] you’ve seen the campaign; 52 if you haven’t seen the campaign. Now 52 is still good. Forty is the norm. Fifty-two is good, but 61 if you’ve seen the “Bags Fly Free” campaign.

So we certainly feel like we hit the right message, the right time, delivered in the right way, and it made a great emotional connection to our brand that has been strengthened by our advertising over the years.

Now let me show you one other cut of this data, and then I will move to some other numerics to support the progress that we’ve made over the last four years.

We split this — we did the same kind of survey, splitting it between business travelers and leisure travelers. And back in 2007 — 2006 actually — we made a very strong statement that we were going to recommit ourselves to the business traveler.

Now, Southwest Airlines has always catered to the business traveler. That’s sometimes lost on people who have not flown us very much or have only had an incidental or accidental experience with Southwest, particularly in the New York market — many of you live here, and Southwest has not been in the Northeast for that long. But you have a perception that Southwest — because of our low-fare, affordable proposition — is primarily a leisure carrier. Well, that’s simply not based in facts.

But despite that, with the higher fuel price back three or four years ago, we made a concerted effort to go approach the business traveler in a more significant way. We changed our boarding processes, we offered Business Select. We’re improving our Rapid Rewards program, which will appeal even more to the business traveler when we roll it out next year. But what’s very encouraging to see is that from 2008 to 2010, we’ve seen a significant change in business customers’ response to Southwest Airlines. Again, this clearly is not tied to just “Bags Fly Free.”

So the case that I’m trying to make to you is that “Bags Fly Free” has been important to our brand. But all the other things that Gary and Bob and Laura articulated this morning — all the other initiatives that were laid out, that came out of our 2007 presentation that we have delivered on, is making a real difference in our perception by our customers. But it still has to show up in traffic. So let me show you the next slide.

This is a slide that shows market share DOT data — O&Ds over the last five years. The far left-hand side says that Southwest had a 16.8% domestic share of the market in 2005. You see that as a steady lineup to the end point that, given the second quarter DOT stats, the latest we have — we have a 21% market share. We carry — and Gary, just repeating what you heard this morning — we carry more customers domestically than any other airline. 21% market share.

If your eye wouldn’t mind dropping way down the chart, you’ll see AirTran at just under 5%. So you take AirTran and Southwest. When this combination comes together, the combined entities will have more than 25% of the domestic marketplace, which is no small achievement and no small position of strength from which to enter the next decade of Southwest’s history.

Just to take a quick look at a few other markets — let’s look at Denver. You can see the rapid ascent — 2006, when we entered Denver — from 0% to 26% market share in Denver. You can see much of that has come out of United, pre-Continental. We’re delighted with our progress in Denver. It is just — customers are responding very well there. And we see nothing but good times ahead for us in Denver as we continue to invest in that market.

Interestingly, in Chicago, where we serve Midway Airport — and obviously, United and American have hubs in O’Hare — we basically all have 25% market share. Ours, you can see, has grown from 20% five years ago to a little over 25% now. And the others are basically flat.

Las Vegas, another key market for us over the last five years — going about 5% market share, most of that coming from USAir’s decline. St. Louis, where we have moved in — and with American’s pull down there, we’ve gone in five years from just over 25% to a 40% share in St. Louis. And then finally, just a quick look at Phoenix, where over the last five years we have basically gone from 37% to 40% — very strong market for us. We’ve invested in Phoenix for well over 20 years, and it really is paying off in the marketplace.

I’m sorry, one other slide to show you — Boston. We entered Boston Logan in the last year, but we’ve been in Manchester and Providence satellite airports. So these market shares are the whole service area. And you can see that Southwest has made great movement. And we are the largest airline, if you include Providence and Manchester and Logan, in the Boston area.

So all the things that we have worked on as a company in a wonderful fashion across departments over the last four or five years that we’ve articulated again this morning — all the things are paying off in terms of emotional connection with our customers in appreciating our brand. And then they’re voting with their wallets and flying Southwest more today than ever before.

So with that, I’ve got time just for a few questions. And then I’ll turn it over to the ops guy, to Mike Van De Ven.

+++ q-and-a

So, anyone have any questions? Yes, sir?

Unidentified Audience Member: Yesterday, Delta said they sell about $2 billion worth of miles. You’re about — with AirTran, about half the size, and probably only have about a fifth of the amount of mileage program, whatever you sell. What are the obstacles? And can you close that gap?

Dave Ridley: Well, some of that has really to do — first, I don’t have great visibility to AirTran’s program. And I had a side conversation earlier at lunch. But where we stand with the DOJ right now — we cannot, particularly in my area of marketing and revenue management pricing — we just don’t — we don’t have great visibility. We have no visibility. Ron, I got that — no visibility. We have no visibility. We have no visibility to AirTran’s data when it comes to that.

Southwest’s new program — that I cannot give you specificity but will be able to soon — is going to allow us to do things better — similar but better than the other frequent flyer programs, including a more active effort to sell. We have credits. We don’t have miles right now; our program is just credits. But we will be evolving to a program that will allow us to compete more fervently in the area of how we engage our passengers, creating value through our program.

A little bit of a wishy-washy answer; doing it for two reasons — one, because I can’t talk the details of 2.0; and two, I can’t talk anything, because I don’t know anything, about the details of AirTran’s program.

Unidentified Audience Member: What would be the upside, if you are successful in their program?

Dave Ridley: We have spent a lot of money with Rapid Rewards 2.0. And Laura, I don’t know what you’ve shared. But there are — count figures — we believe there are nine-figure type implications to the new Rapid Rewards program, both in attracting more travel, because of the way that it’s constructed; and secondly, by some of the way it’s constructed, to help drive some ancillary revenues. We’re certain it’s going to make our credit card program more valuable. I’ll let Laura deal with the specifics.

Yes, sir? Hi, Dan.

Dan McKenzie: Yes, hi, Dave —

Dave Ridley: Hi, Dan, yes.

Dan McKenzie: — Dan McKenzie, with Hudson Securities here.

When Southwest cut over from eight fare buckets to 15 fare buckets — of course, it helped you be competitive in a lot of different price points that weren’t competitive previously — where does that need to go to in your view? And how are you thinking about the money that is getting left on the table today because of having just 15 fare buckets?

Dave Ridley: Great question. I’m afraid it’s probably an inside baseball question for some folks in the room. But there’s no question that there was a revenue benefit for us going from eight to 15.

And just — again, a little quick inside baseball — obviously, you have one route, but you can — and you have inventory of seats. And previously, to about a year and a half ago, we only had eight buckets that we could sell. So you would create a situation where $79 was your lowest fare, and $209 was your highest fare. You only had — you had to have $15-$20 gaps spread out over those eight buckets. But when you add more fare classes, that’s more buckets, and so you can be more granular. So you can compete at $79, at $92, at $108, and so on and so forth. So the more buckets you get — ultimately, if you had 1,000 buckets, you could do it — set inventory aside at every single price point.

We want to go to more buckets. And we will. That’s part of — it’s an opportunity for us. I can’t quantify it, but — I can, but I won’t — won’t go on record. It’s part of the RSR, the reservation replacement project that was referred to this morning. I’ll let Laura decide how much she wants to share with you about what we think the upside is. But there is measurable benefit from 8 to 15 that we’ve talked about.

So I don’t know if it’s a linear translation from 15 to — we think 26 is probably the next stop. We’re enthused. And as we refer to on the charts here a number of times, revenue management techniques and capabilities — some of them are technology, some of them are, frankly, just skill sets that we’ve brought to bear. But this would be one of those techniques that we are hoping — or are planning on, to help drive revenue as we go forward.

Yes?

Dan McKenzie: Okay, just as a follow-up — can you share a little bit more about timing of that initiative? Is that something that could potentially get pulled through two 2011, or is it —

Dave Ridley: It is not on the radar for 2011 to benefit from that.

Unidentified Audience Member: Dave, can you tell us a little bit how you think about Hawaii, in terms of your strategic priorities, now that you have the -800s with a date coming, but lots of different priorities? You have the ATA codeshare experience; [otherwise] we have $0.07. Where does that rank in terms of your growth opportunities?

Dave Ridley: First of all, it’s 2012 at the earliest. Because that’s when our delivery of 800s — I think we are all very enthused about the opportunity. We have a significant network that can, as you know, carry more customers than anybody else in the country; 86 million O&Ds, that have an appetite — certainly the west of the Mississippi has the appetite — for Hawaii.

One of our competitors has done a great job, I think, filling a void over the last year and a half, two years, without much network behind them. So one would think, if they have been successful with just taking local business, that there’s an opportunity for us to leverage our network to Hawaii. And so certainly from a marketing standpoint, to be able to offer Hawaii as a frequent flyer destination is big. Again, particularly, Hawaii is a west-of-the-Mississippi principal market.

The Caribbean — and one of the things that’s exciting about the AirTran acquisition is — east of the Mississippi, it’s the Caribbean. And this is what’s going to give us access again, both from innate traffic, but — or intrinsic traffic, but also just from the appeal in enhancing the frequent flyer program. So both opportunities — both the Caribbean and Hawaii, from a marketer standpoint — is just — got us licking our chops.

Unidentified Audience Member: Technical hurdles, in terms of getting those planes ETOP certified?

Dave Ridley: I’m going to — that’s a perfect segue. And will let Mr. Van De Ven handle that. I’m way out of my pay grade for that one.

One last question here? Then let Mike —?

Unidentified Audience Member: Hi. Sorry.

Dave Ridley: Hi.

Hunter Keay: Didn’t know you were talking to me. It’s Hunter Keay from Stifel.

I think last week, United and some of the other legacy guys tried a $10 domestic fuel surcharge, which I don’t think you guys matched. And it was rolled back by all the network guys where they overlap with you. Can you maybe explain why you wouldn’t participate in that? I mean, are we hitting some sort of maybe elasticity inflection point, where you think that your customers are not able or willing to sort of absorb another $10? Maybe a little bit of color would be —

Dave Ridley: I’m going to deal in very high levels here. You don’t catch me talking pricing; that’s just not — I have been well-trained by our general counsel not to talk a whole lot of pricing.

And let me give you a data point that may — there actually was a fare increase taken this week that we actually did follow. And you may not have picked up on that. So time passes, things change. It’s a volatile industry. It was part of it — volatile, particularly in the cost inputs. And so fuel is an issue. But as we kind of contemplate this kind of tapestry of customer perception — value carrier, low-fare carrier, economic needs to the bottom lines — all these things are very fluid.

So it — and I’m not being — I’m not even smart enough to be disingenuous, to say it’s very — it’d be nice to have a great strategic view of how you’re handling this pricing. Frankly, it ends up being a lot more tactical.

As a marketer of America’s historic leading low-fare brand, I am always reluctant to take fares up. Who wouldn’t — I mean, if you have my job, you’re trying to stimulate demand. But there’s economic realities in the marketplace. So we have to be very careful and thoughtful as to when it’s time to move and when it’s not.

So that’s a long, probably a wordy, windy answer to say I really can’t comment on what — the perception on the macro demand level. It’s usually more tactical than some kind of macro demand issue. Usually. I’m sorry, I just — I can’t go any further than that. Yes.

Okay. Ryan?

Ryan Martinez: Thank you, Dave.

And now for our last speaker of the day. Mike Van De Ven is Executive Vice President and Chief Operating Officer. Mike provides executive leadership to oversee multiple departments within Southwest, including customer relations, customer support and services, flight operations, ground operations, in-flight and provisioning, maintenance and engineering, our operations and coordination center, and safety and security.

Since joining Southwest in 1993, Mike has also served as Vice President, Financial Planning and Analysis; Senior Vice President, Planning; and Executive Vice President of Aircraft Operations.

So now I’ll turn it over to Mr. Mike Van De Ven.

Mike Van De Ven: Thanks, Ryan.

I always used to enjoy, particularly, this time of the year. Because back in my planning days, I would, about this time of the year, bring a plan to Gary. And said, Gary, this plan will deliver on all of your financial, all of your customer experience, and all of your operational needs, just so long as we can get the operations guys to execute it.

And I was lucky enough to have guys like Dave Ridley running our operations. And year in and year out, Dave and his team would execute that plan. And I’m lucky today because a lot of the leaders that Dave put into place back then are actually running a lot of our operating groups today.

And so, when Bob and Laura and Dave and Tammy bring a plan to Gary — the ones that they’ve shown you today — and said this is a great plan, just so long as the operational guys can execute it — we’re ready to do that. And I’ve got a really good team in place that has been very good at delivering operational execution.

So there are a couple of things that we try to keep our eye on, in terms of the operation. And I try to tell people, let’s just not make it too difficult. It’s really not that hard to run an airline — just deliver on your promise. And that promise is, for us, for a low fare, we’re going to get you to where you want to go, on time, with your luggage, with minimal hassle; and hopefully treat you like family in the process. And just so long as we do that, day in-day out — 3,400 flights a day — we can deliver on our operations. So we try to keep our eyes on a couple of things that we think keep us aligned right.

So on the operational reliability — you can go back and look at our on-time performance and our mishandled bags and our canceled flights, and we’re very consistent. Whether you go back three years or 10 years or 15 years — for our on-time performance, we tend to try to target an on-time — DOT on-time performance range from 81% to 83%. We look at how close to 30 minutes do we get our customers to their location, and that’s about 90% of the time. And then we don’t like to delay customers longer than two hours. We try to target that less than 1%.

So if you go back over the years, we’ve been very consistent in that range. We’re a little bit on the low end of that range this year. A lot of it has to do with the load factor increases that Gary’s talked about, and that we’re trying to make sure that we adjust some of our techniques and operations to regain those efficiency points.

The bag-handling I am particularly proud of. You know, when Dave says bags fly free, that really means a lot of bags fly free. And we probably have close to one bag per customer being checked. I bet the industry rate is probably half that, maybe below that. So we do carry a lot of bags.

Back when liquid-free travel was invented, and everybody had to check a bag, no one in the industry really had good bag-handling systems to go deliver that kind of throughput through the checkpoint areas. And we spent a lot of time, as the rest of the industry did, trying to build up bag systems to handle our volume of bags. And as we’ve got those systems built, and we got the reliability of those systems improved, our mishandled bag rates have just continued to improve.

Our target for that is about 3.25% — 3.25 mishandled bags per 10,000 customers. And what that basically means is about 99.6% of your bags get delivered exactly on the same flight you do, and then the other 0.4% are usually on the next flight, or the next flight. So was a very good performance, and one that I don’t think we need to invest a lot more to improve that.

In our canceled flights, we’ve always been very good. Our cancelled flights were — we had a bad February earlier this year. You guys probably remember up here, we had Baltimore shut down for a week. And I thought, you know, we’ve got all that fixed, and then we got two feet of snow in Dallas. And so over a 10-day period, we ended up canceling about 3,000 flights, which is basically a day of service over 10 days.

And so we’ve been recovering from that for the rest of the year. And I think that we’ll be under — close to or under 1% for the year. So it feels like our operational reliability from a customer’s perspective is pretty good.

Again, it’s just not about the operations; we’ve got to balance our cost needs with that. So we’ve been continuing to try to drive our efficiency across all of our workgroups and our employees. We measure that with headcount per airplane. And we do that without outsourcing a lot of the ramp work. It literally is technology and work rule, and tools that are improving the efficiency of our employees.

And then, on our fuel efficiency, I’ve been particularly interested in our energy management programs, like I’m sure that you all are. And it’s been very nice to see that as — the heavier — you have to reduce your fuel consumption by either making the airplanes lighter or getting them on the ground faster. And [with] the load factor going up as much as it has gone up over the last couple of years, that makes the airplanes heavier. With the bags flying free on the airplanes, that makes the airplanes heavier. And for us to have that kind of good fuel-burn performance, I think, shows that we really are focused on some of our fuel-management techniques.

And then lastly — and Dave shared a lot about this with you — but our customers are telling us that we have a good product. And they tell us through brand surveys that we do every day. They tell us through e-mail and letter-writing, where we try to measure how many combinations and — how many accommodations do we get as compared to rudeness complaints. And we always have fared very well in the DOT.

So there has been a lot of change, I think, to the Southwest business model as compared to back when I did financial planning. We just got more airplanes that did the same thing. And just more airplanes that are doing the same thing produced more money. And it was pretty easy back in those days. But there’s just a lot of factors that you’ve heard today that are influencing the business. And there are — and we’ve got to be conscious of all those things as we are trying to execute a reliable operation.

But like I said, we’re just trying to keep it simple. We want to have a safe and compliant operation. We’re focused on on-time performance. We need to have operational efficiency to help with our costs. And we’ve got to make sure we keep our customers satisfied.

And so as we approach 2011, we’ve tried to wrap those concepts down into basically three things or three ways of thinking about the operation. And the first one is that we need to make sure that we have better tools for — as we plan to recover the airlines. And I don’t care if it’s maintenance planning or flight ops planning, or crew schedule planning, or operational recovery planning — we have to have better tools for our employees. Because the solution sets are very complicated.

Once we have those tools and those solutions, and that flexibility, we’ve got to make sure that we can also have the labor contracts in place that allow us to do those things. And I think we’ve been — have done a pretty good job over the last couple years with our labor contracts, getting some of the things that we need built into those contracts.

Gary’s always talked about teamwork and communications being very important, something that he really wants from our executives. And in our operating groups, we have spent a lot of time over the last couple of years talking amongst ourselves like we are a single operating team.

On a monthly basis, our operating leaders — we go into the field, meet with — in one meeting, ground ops provisioning, in-flight, flight ops, maintenance. And we want to talk with them about how they’re running their locations as a single operating unit, not about a series of departments. And you’d be surprised — and maybe you’re not — but you’d be surprised, if you don’t reinforce that, how siloed companies can get.

And then, lastly, we’ve got a couple of projects that are really high priority for us in 2011, that we just really need to hit the ball on.

And so, the first project that I just wanted to share with you all is an operations recovery project. And really, that is tools that we need to have in place to ensure that we can improve our on-time performance. I would like — I think, I hope — with better tools and better insight and better predictability — that we can improve our on-time performance maybe up to three points without adding any — most airlines, when they want to go improve on-time performance, they’re going in, and they’re just adding block time to their flight, they’re reducing the airplane utilization, or they’re adding gates at the ground.

And I think that we have an opportunity to maybe bump our on-time performance up, up to three points without doing any of that, and offset some of the challenges we’re having with some of the customer connectivity that we’re seeing in the network. So that’s really what the ops recovery project is about.

We had a question about the 800s. If we were going to bring the 800s in and just use them interchangeably for the 700 without ETOPs on there, that’s a pretty simple play. We would just bring the airplanes on. We would just schedule planning — would schedule them. And other than adding a fourth flight attendant to the airplane, we wouldn’t have to do much.

Someone asked — Ed, I think, asked about the ETOPs on there. So there is some complications to bringing an ETOP’s airplane on your certificate. So there are certain FAA rules and regulations that you have to have in place.

And basically, there’s equipage on the airplane that you need to have. That’s easy to do — you just order it. There are maintenance programs that you have to have in place that are different than the maintenance programs if you’re not doing extended overwater flying.

By way of example — the same mechanic can’t work on each engine. So you have to have a different mechanic working on one engine, and a different mechanic working on the other engine. Because they’re trying to eliminate any chance of a diversion. And they just want to increase — ETOPs is all about increasing the reliability of the airplane.

There’s some dispatch training, and there’s some pilot training. And we have to have all of that documented and written into our manuals with the FAA, and approved — and so adding ETOPs to your operating certificate for you could actually do the overwater flying.

The last couple of things — Ramp Suite really is about continuing to focus on the bags. And really, two things with Ramp Suite we’re focused on — I know a lot of times I travel, all I’ve got to do is go check my bag. And I hate standing in line for 20 minutes just to go hand my bag to somebody to check it. So we’re really focused on trying to implement express bag drops in some of our biggest locations, with the concept being, as a customer, you go out to the airport — one airport hassle we can eliminate is just getting to that line in five minutes or less, and then getting on your way.

So we’re focused on that. That’s part of our Ramp Suite.

And then, once the bags get out to the airplane — so far, our technology in the field is a pencil and a piece of paper, and we write how many bags we load on the airplane — which, by the way, is like what the rest of the industry does. And then we send all the stuff up to the ops agent, and we try to have them do all the necessary weight and balance and down-line reporting with our bags and our cargo information.

We think that we have an opportunity to automate a lot of that. And so we’ll be able to board the airplanes, we’ll be able to take some time off of the ops agent — he’ll be able to spend more time making sure the airplane is boarded efficiently — and we can make sure that we keep our turn-time efficiencies there.

And then lastly, we have spent — and I think Gary or Bob talked about this — we’ve spent some time with RNP, which is required navigational performance. And it is one of the foundational features of a next-generation air traffic control system. It’s not the only foundational piece, but it’s a big piece. And for us, that was a significant change in terms of the cockpit avionics that we use in our airplanes. And we’ve got a lot of benefit from that, just going through that process. We have had fuel-burn benefits just by training our pilots better with energy management on the airplane that kind of comes with the RNP.

So we finished our pilot training this month. So January 11th, were going to turn on — hopefully turn on RNP flying at Southwest Airlines. And there are a number of airports that already have RNP procedures outlined, and we will begin flying those. The idea is simply to cut track miles out of the air. So we do a lot of visual approaches across the system. And if you were driving through a field in your car, and somebody said go to this shade tree, you all would take a different route. You all wouldn’t take the exact same route. And some of your routes would be closer, and some of your routes would be further away. The RNP flying will ensure that everybody flies a very precise route in there, and that it will be the most efficient route.

And if we can save literally three minutes of flight, we’ll have, depending on the price of fuel, $25 million, $30 million, $40 million worth of fuel-burn benefits on things like that. So the upside is very big with that, not to mention that it gives us a lot of leverage — I don’t want to say leverage — a lot of partnership with the FAA as to how we’re thinking about the next-generation air traffic control system.

So lastly, I just thought I would give a quick update on some of the labor. I know that [Helene] had a question about some of our labor contracts. We’ve been through all of our union contracts for the last couple of years. We’ve been through every group. We have three groups that are open right now. We have our dispatchers, we have our stock clerks, and we have our appearance techs. And there’s probably in total, across those three workgroups, 600 people that we haven’t went through a contract ratification with yet.

So my point with that is — I feel like in terms of our labor relations and our people being onboard with the challenges that we have facing us, they are onboard. They understand that this is a tough business. They enjoy — they take a lot of pride in their pay, probably like everybody in this room; I take a lot of pride in my pay. I want to be paid the best, but I want to give the best effort. And our employees want to do that.

And so we’ve just got a very prideful group of people that — they don’t like waste. And we don’t have a hard time, necessarily, getting some of the work rule changes that we need to have. It’s hard sometimes understanding exactly how we’re going to use them and what it means. It gives people some anxiety. But we’ve done a good job over the last three or four years, with really no labor issues at Southwest Airlines.

To be able to go to your pilots and to your flight attendants — say, Hey, I’d like to bring this bigger airplane onboard, and I’d like you to basically fly it at the same pay rates — and do that when their focus is on seniority list integration and acquisition of another carrier — that just — I think you should draw from that just that there is a sense of trust and a sense of can-do spirit with our employees that I think is a competitive advantage for us as we move forward.

So with that said — realizing, I’m sure, that you guys are ready to get out of here — if there’s a question, I’ll take one.

+++ q-and-a

Jim Parker: Jim Parker with Raymond James.

What is your game plan with regard to ETOPs? If you get the aircraft — the 800, the first one — in March of 2012, when do you make application for ETOPs? It could take as long as 18 months, or has for some airlines, to get ETOPs authority. Does that mean your first trip might be at the end of 2013 to Hawaii?

Mike Van De Ven: Yes, it does take time, takes a period of time. So we have a team of people that — when we started thinking about this about two or three months ago, we put a team of people together, laid out a plan to get our operations certification vision of ETOPs; have talked about that plan with the FAA, and are in that plan right now. We’ll probably end up completing that in 2011. And we are hoping that by the end of next year — and we’ve laid this target out with the FAA – we’d like to be ETOP-certified by the end of next year.

So I don’t know whether that will happen or not. There’s a lot on the FAA plate with Southwest and the AirTran acquisition. But certainly that is a pacing item for us, and one that we have some experts that have helped us — helped other carriers do. And I don’t think we’re reinventing the wheel there.

Unidentified Audience Member: Just a quick follow-up — sorry.

Unidentified Audience Member: [Duane] with Raymond James.

Mike Van De Ven: Hi, Duane.

Unidentified Audience Member: Mike, have you looked at AirTran’s gate infrastructure and tried to estimate how much you could grow off that footprint ? By our math, it’s maybe 50%. Wondering if you could just comment on that.

Mike Van De Ven: Yes. If you look at — for us, for a long time — back when I was doing the planning, when I would think about how many trips we could get out of the gate, with our point-to-point network — usually 10, 11, 12-ish, up there — we could do that, depending on the location and where we were doing. Most of the people that have a more traditional hub-and-spoke — they don’t get that kind of a utilization out there. So to your point, they’re out there at five, maybe six trips a day at the gate.

So I think there are certain airports that I know we can improve their utilization at. There are other airports — like Bob had mentioned, Atlanta — I’m not certain that I understand Atlanta well enough to know whether we can increase that or not. But places like Baltimore, places like Orlando, where we operate today — I think we have a pretty good handle on those places. So I think there’s that opportunity there.

Unidentified Audience Member: Laura was saying that as your schedules have become more seasonal and variable that you need more part-time and outsourcing to become more efficient. Is that in your work rules already? Do you still need to work with your unions to get there? Or is it just simply putting in new practices?

Mike Van De Ven: We have at the airports — that’s particularly challenging for us at the airports. And so at the airports, we have two different unions. We have one union for the customer service group — that’s the IAM. We have another union as our ops agents and our below-the-wing provisioning guys.

And so one of the contracts has pretty flexible work rules and terms of part-time people. We would like — we need more of them. And we need a little bit more flexibility within that. And then on the other one, we need to work more. It’s more of a concept where you can outsource completely, or you can in-source, or you have to do it internally completely. And they understand that if we want to try and get into some of the smaller markets, or really get into taking advantage of some seasonal demand, that those work roles don’t work.

And so we have at least began discussions about what our needs are and what their needs are. And I think — I really do think that that can be a win-win for the unions. I think they can grow their membership, and I think that we can get what we need in place there.

Mike Jerjen: Mike, it’s Mike [Jerjen], CRG.

Mike Van De Ven: Mike.

Mike Jerjen: You obviously have a very close relationship with Boeing. However, I’ve noted recent comments, by Gary in particular — I’m sensing a frustration over Boeing’s speed in moving up on the next-generation single-aisle aircraft in the next replacement for the 737. And I’m just wondering, from an operational standpoint, how big an issue is having multiple aircraft types? In other words, would you be totally averse to going to an Airbus or a Bombardier CSeries type of aircraft, if Boeing’s [slow] and those meet your needs?

Mike Van De Ven: Well, I’m actually very excited about bringing the 717s with AirTran onboard. If you — just from the outside looking in at AirTran, they seem to do a pretty good job in terms of managing two fleet types there, with the 717 and the 737. And I think what they’ve at least told me is — when you get to 86, soon to be 88 717s with them, that that’s a large enough fleet size where you don’t lose some of the cost advantages that you would if that fleet size was, say, 20.

So with that said, I think that we’ll learn a lot, Mike, through that. And I think that we will become good at doing that over the next couple of years.

One of the things that I ponder quite a bit is — single fleet type for Southwest has been one of those bellwether things that we’ve talked about, that have given us a lot of operational advantage. And I just don’t know. But at some point in time, a new airplane is going to come out, whether it’s the CSeries or whether Boeing replaces the 737. And at some point in time, Airbus is going to replace the A320. And at that point in time, we’re going to have a lot of airplanes. And we’ll be in separate fleet types for a long period of time.

So where I’ve just reconciled to myself is we are going to have to, at Southwest Airlines, just convince ourselves were going to need to be good at being able to do that. It’s coming quick with the 717. And we better learn from it. Because for a long period of time, depending on what happens out there, we’re going to be operating in that world.

And I think we can do that. I don’t think that we — don’t hear that and say, Oh, Southwest is going to have 10 different fleet types. I think, depending on what the mission of the airplanes are, maybe two — maybe up to three, I don’t know.

Unidentified Audience Member: Mike, can you quantify the near-term opportunity for RNP in terms of sort of what percentage of your airports or your flights are RNP-ready in 2011, and maybe a range of what kind of impact that will do in terms of shortening your flight time?

Mike Van De Ven: Yes, see if I have a little list here. Yes, I think there are RNP procedures probably at most of the airports. Some of them are really good procedures. The FAA has been designing and rolling out new RNP procedures. And we’ve been talking with them about a concept that they need to be carbon-negative. So thinking about — whatever the procedures that we have today — if we can put these new procedures in, if it reduces emissions, that’s good for the airline, that’s good for the community, that’s good for the world. So that’s kind of a win-win.

There are a certain group of airports that we’ve worked with them on that we’re rolling those out. And there are other groups of airports — and I just don’t have them in front of me — that are more just overlay procedures. But I think we can still get benefit from the overlays by reducing some of the variation of our approaches. But we’ve got them in all big airports — Los Angeles, Midway, Oakland, Nashville, Baltimore, Fort Lauderdale, Phoenix.

What we’ve found in terms of benefits, in terms of our fuel burn with RNP, is a couple-fold. First of all, all of the avionics upgrades we did in the cockpit — as we did that, we decided, well, if we’re going to do that with the 700s, let’s go implement auto-throttles, which we had never done before. Our pilots like flying. And there’s a lot to be said for having a pilot hand-fly an airplane. Because when you really want the pilot to hand-fly the airplane, it’s nice to know he’s done it a lot.

The auto-throttles, though, allow us just to ensure that we maintain optimum cruise throughout that. And so, I don’t think we would’ve necessarily jumped into auto-throttle absent RNP. That change itself probably reduced our fuel cost by about $15 million a year. And so we’ve experienced that this year, before RNP actually is rolled out.

I think we are — it’s hard to estimate without seeing exactly what your benefits are going to be. We’re hoping that we can get another — a likewise amount, with the RNP flights. And we’ve got a program that we’ve designed to put in place, airport by airport, to look — what were our approaches, what were our track mile savings, what’s our energy management from altitude down to ground at these airports, and see if we can’t get a tangible handle on exactly what we’re getting at what airport. And if we’re not seeing it at some airport, go to the FAA and ask them what we can do to improve that.

Unidentified Audience Member: 2011?

Mike Van De Ven: Yes, in 2011, yes.

Mike Van De Ven: I just — thanks for listening. I know after lunch, it’s always hard to be attentive. And I always seem to draw the after-lunch spot. So thank you very much. Enjoy your holidays.

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